Exhibit 99.2

Annual General Meeting
of Chemomab Therapeutics Ltd.

Date:	July 1, 2025
See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use dark black pencil or pen only
		For	Against	Abstain
1.
To re-elect each of Dr. Nissim Darvish and Ms. Jill Quigley as Class I directors, to hold office until the close of the Company’s annual general meeting of shareholders in 2028, and until their respective successors are duly elected and qualified, or until their respective offices are vacated in accordance with our Articles of Association  or the Israeli Companies Law 5759-1999;

	1a. Dr. Nissim Darvish	☐	☐	☐

	1b. Ms. Jill Quigley	☐	☐	☐

2.	To approve a grant of 75,000 restricted share units to Dr. Adi Mor, the Company’s Chief Executive Officer, Chief Scientific Officer and member of the board of directors.	☐	☐	☐

3.
To approve the re-appointment of Somekh Chaikin, a member firm of KPMG International, as the Company’s independent registered public accounting firm for the year ending December 31, 2025, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.
		☐	☐	☐

Authorized Signatures - This section must be
completed for your instructions to be executed.

__________________________________	__________________________________
Please Sign Here	Please Date Above

__________________________________	__________________________________
Please Sign Here	Please Date Above

↑ Please separate carefully at the perforation and return just this portion in the envelope provided. ↑

Annual General Meeting of Chemomab Therapeutics Ltd.

to be held on July 1, 2025
For Holders as of May 23, 2025

 MAIL

•	Mark, sign and date your Voting Instruction Form.
•	Detach your Voting Instruction Form.
•	Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. EST on June 24, 2025.

PROXY TABULATOR FOR
CHEMOMAB THERAPEUTICS LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

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Chemomab Therapeutics Ltd.

Instructions to The Bank of New York Mellon, as Depositary
Must be received prior to 12:00 p.m. EST on July 1, 2025

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the amount of Ordinary Shares or other Deposited Securities represented by such American Depositary Shares of Chemomab Therapeutics Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business on May 23, 2025 at the Annual General Meeting of the Shareholders of Chemomab Therapeutics Ltd. to be held on July 1, 2025 or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTES:

1.	Please direct the Depositary how it is to vote by placing an “X” in the appropriate box opposite each agenda item.

PROXY TABULATOR FOR CHEMOMAB THERAPEUTICS LTD. P.O. BOX 8016 CARY, NC 27512-9903